UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive
Hawthorne, New York 10532
(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

TARO ANNOUNCES RESULTS OF ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Hawthorne, NY, March 27, 2014 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) announced that the Company held an extraordinary general meeting of shareholders today, March 27, 2014, at 14 Hakitor Street, Haifa Bay 26110, Israel (the “Extraordinary General Meeting”).  IVS Associates, Inc., a leading provider of independent election services, independently tabulated and certified the voting results of the Extraordinary General Meeting.

As Taro previously announced, the purpose of the Extraordinary General Meeting was the ratification of certain resolutions adopted by the Company’s shareholders at its 2013 annual general meeting.  These resolutions were approved and ratified and include the following: (i) approval of the Company’s compensation policy, (ii) approval of compensation to three of its directors (Dilip Shanghvi, Sudhir Valia and Kal Sundaram), and (iii) re-election of its external directors (Ilana Avidov Mor and Dan Biran).

The proposals offered by a shareholder of the Company to elect Mr. Ben-Ami Rosenfeld and Ms. Adi Bershadsky as External Directors to the Board of Directors were again not approved.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 27, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
Title: Chief Executive Officer and Director